

August 22, 2018

James A. DePalma
Chief Financial Officer
Revolution Lighting Technologies, Inc.
12th Floor
177 Broad Street
Stamford, CT 06901

      Re: Revolution Lighting Technologies, Inc.
          Form 10-K for the Year Ended December 31, 2017
          Form 10-Q for the Period Ended March 31, 2018
          File No. 000-23590

Dear Mr. DePalma:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Telecommunications